UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 5546

Via Facsimile and U.S. Mail

								March 28, 2006

David A. Jenkins
President and CEO
EP MedSystems, Inc.
575 Route 73 North, Building D
West Berlin, NJ  08091

	Re:	EP MedSystems, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
      Filed March 31, 2005
      Form 10-Q for the quarter ended June 30, 2005
      Filed August 11, 2005
      Form 8-K filed August 12, 2005
		File No. 000-28260

Dear Mr. Jenkins:

      We have reviewed the response letter dated March 22, 2006 and have the following comment. Please be as detailed as necessary in the explanation you provide for this comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note the discussion of operations in Syria and Iran in Annex
B.
Currently the three paragraphs quantify expenses due to internal
and
external inquiries. However, the discussion is repetitive of the risk factor disclosure. You should avoid unnecessary repetition in
Management`s Discussion and Analysis and tailor the disclosure to address liquidity and results of operations as appropriate. For example, it appears that general and administrative expenses for 2005 may have increased significantly compared to 2004 due to expenses associated with the several internal and external inquiries. As another example, it appears that, in light of the company`s significant accumulated deficit, the additional costs associated with internal and external inquiries are a known trend, demand, commitment, event or uncertainty affecting your liquidity. Please refer to prior comment one.




      Please understand that we may have additional comments after reviewing your response to our comment. Please file your response letter on EDGAR.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Peggy Fisher
		Assistant Director
		Division of Corporation Finance

		Peter H. White
		Mayer Brown Rowe & Maw
		Fax (202) 263-5391

David A. Jenkins
EP MedSystems, Inc.
March 28, 2006
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